Exhibit 2a

CERTIFICATE OF FORMATION

OF

SAVVYSHARES LLC

The undersigned, an authorized natural person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

FIRST: The name of this limited liability company is “SavvyShares LLC”.

SECOND: The registered office of this limited liability company in the State of Delaware is located at 1209 Orange Street, in the City of Wilmington, in the County of New Castle, Zip Code 19801. The name of the registered agent at such address upon whom process against this limited liability company may be served is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date below written.

Executed on January 2, 2020

/s/ Roseanne Luth
Roseanne Luth
Authorized Person